1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2016

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date February 17, 2016	By /s/ Zhang Baocai
Name: Zhang Baocai
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT OF RESOLUTIONS PASSED AT THE

SIXTEENTH MEETING OF THE SIXTH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to the disclosure obligations under Part XIVA of the Securities and Futures Ordinance and Rules 13.09(2)(a) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice of the sixteenth meeting of the sixth session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (“Yanzhou Coal” or the “Company”) was despatched on 14 February 2016 by way of written notices or e-mails. The meeting was held on 17 February 2016 at the headquarters of the Company in Zoucheng City, Shandong Province, the People’s Republic of China (the “PRC”) by teleconferencing. Ten directors of the Company (the “Directors”) were notified of the meeting and all of them were present. The meeting complied with the requirements of the PRC laws and regulations, departmental rules, normative documents, and the articles of association of the Company (the “Articles of Association”).

The ten Directors present at the meeting unanimously agreed and passed the following resolutions:

1. to approve the proposal in relation to the debt financing transaction conducted by Yancoal Australia Limited

It was approved that Yancoal Australia Limited, a subsidiary controlled by the Company to conduct the debt financing transaction of US$950 million, and to authorize the Company’s managing group to deal with related matters in connection with the debt financing.

For details, please refer to the announcement of the Company in relation to the debt financing transaction of overseas subsidiary dated 17 February 2016. Relevant information in this announcement was also published on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange, and the Company.

2. to approve the proposal in relation to engaging Shandong Yankuang Security Service Co., Ltd. in providing coal train convoy services to the Company

1)	It was approved that the Company entered into the Coal Train Convoy Service Contract.

2)	It was approved that the annual caps for the train convoy services fees payable by the Company to Shandong Yankuang Security Service Co., Ltd. in 2016 and 2017 should be RMB30 million and RMB31 million respectively. .

3)	It was approved to authorize a director to confirm and sign the Coal Train Convoy Service Contract. The director has the right to make necessary revisions to the Coal Train Convoy Service Contract based on actual situations and handle specific matters.

As this resolution involves connected transactions, four related Directors abstained from voting while the remaining six non-related Directors unanimously approved the resolution.

The independent Directors gave their consent in relation to the submission of this resolution to be considered at the Board meeting and provided independent opinions on this matter.

For details, please refer to the announcement of the Company in relation to continuing connected transactions dated 17 February 2016. Relevant information in this announcement was also published on the websites of Shanghai Stock Exchange, Hong Kong Stock Exchange, and the Company and/or China Securities Journal and Shanghai Securities News.

By order of the Board
Yanzhou Coal Mining Company Limited
Chairman of the Board
Li Xiyong

Zoucheng, Shandong Province, the PRC

17 February 2016

As at the date of this announcement, the directors of the Company are Mr. Li Xiyong, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan, and the independent non-executive directors of the Company are Mr. Wang Lijie, Mr. Jia Shaohua, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC